Exhibit 99.2

WELCOME TO THE
NASDAQ FAMILY!
WAVE NasdaqListed
Eco Wave Power
Nasdaq
1155 AVENUE OF THE AMERICAS

Changing the World One Wave at a Time

Eco Wave Power Global AB (publ)

Introduction

In this interim report as of and for the six months period ended June 30, 2021, the terms “Eco Wave Power Global,” “Eco Wave Power,” “EWPG,” “EWP,” “we,” “our,” “us,” and the “Company” refer to Eco Wave Power Global AB (publ), a company organised under the laws of Sweden, and, where appropriate, its subisidaries. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ).

Forward-looking statements

Some of the statements made in this interim report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Risk factors

More detailed information about the risks and uncertainties affecting EWPG is contained under the heading “Risk Factors” in EWPG’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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First half of 20211

Group

●	Revenues of SEK 0.26 million (0) from feasibility study. In addition to the company’s WEC technology, the company is also building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential customers of the EWP WEC technology. The revenue recorded in the first half of 2021 is from a feasibility study.

●	Operating loss increased to SEK 10.8 million (SEK 6.7 million). Research and development expenses increased to SEK 3.0 million (SEK 1.4 million), sales and marketing expenses amounted to SEK 1.8 million (SEK 1.5 million). General and administrative expenses amounted to SEK 6.0 million (SEK 3.8 million). Q2 2020 general and administrative expenses were reduced by a one-off item by SEK 1.14 million, pertaining to a cost item that was settled at a lower amount than reserved for.

●	Net loss for the period increased to SEK -10.4 million (SEK -7.6 million) .

●	Loss per share of SEK -0.3 (-0.22).

●	As of 30 June 2021, cash and cash equivalents amounted to SEK 77 million (SEK 99 million) and shareholders’ equity amounted to SEK 78 million (SEK 98 million)

●	Total number of outstanding shares amounted to 35,194,844 (35,194,844).

●	Cash flow from operating activities decreased to SEK -10.8 million (SEK -9.1 million).

Average number of employees of 15 (15).

Parent Company

●	Loss for the period amounted to SEK 1.5 million (SEK -0.8 million). Q2 2020 General and administrative expenses were reduced by a one-off item by SEK 1.14 million (see comments on Group above).

●	Shareholders’ equity amounted to SEK 98.2 million (SEK 102.8 million).

Significant events in the quarter ended June 30, 2021

●	EWP EDF One Project - Pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa (permit number 2020-3249) Eco Wave Power completed the breakwater cement reinforcement works, meant to enable the installation of floaters on the sea wall of the Port of Jaffa, Israel. In parallel, the Company is in an advanced production process of the first set of floaters for the project. Upon completion of the production, the company will gradually commence installation of the floaters, supporting structures and hydraulic pipes onto the new cement layers of the breakwater.

In June, the company announced that the conversion unit of the EWP-EDF One unit has arrived to the implementation site at the Port of Jaffa. Preparations are underway for the unit’s installation and grid connection.

●	Portugal - In order to accelerate the progress of its’ Portuguese planned project, Eco Wave Power appointed Pedro Ernesto Ferreira as head of its Portuguese operations.

The news came shortly after Eco Wave Power revealed the incorporation of a subsidiary in Portugal, which commenced the licensing process for the first 1MW of the 20MW Concession Agreement entered with APDL in 2020. Pedro brings a wealth of experience from leading advanced energy organizations in Portugal.

Pedro began his professional career at the EFACEC Group (“EFACEC”), as a member of the research and development team which was responsible for many of the energy applications present in EFACEC’s product “Scatex Plus” for Supervisory, Control and Data Acquisition, for management of electric power systems, present in several utilities for operational grid management. Presently he is an asset management specialist at Energias de Portugal (“EDP”) – his main responsibilities include the supervision, management, and operation of all EDP’s hydroelectric power plants in Portugal ensuring the surveillance, flood control, and remote operation of the installations. Pedro holds a Master’s degree in electrical and computer engineering from the Faculty of Engineering of the University of Porto (“FEUP”) and has been working towards a PhD on Sustainable Energy Systems at FEUP/Massachusets Institute of Technology and Institute for Systems and Computer Engineering, Technology and Science. He is also the Chair of Future Energy Leaders (“FEL-100”) in Portugal and a member of FEL-100 (a program by the Associação Portuguesa da Energia and World Energy Council).

[1]	Numbers in parentheses refers to outcomes during the corresponding period of the previous year.

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Following the appointment, the company announced that Capitania do Porto do Douro (Port Authority of the Douro), in Portugal, has provided an approval for the installation of a Spotter Buoy in proximity to the Barra do Douro breakwater, with the purpose of collecting wave data for Eco Wave Power’s planned wave energy project in the region. The installation of the Spotter Buoy was performed on the 24th of June, by the Portuguese diving company – OCEANSUBTECH, which has several decades of experience in commercial diving for the purpose of projects installation, maintenance and inspection of underwater structures, maritime and hydraulic works.

●	Projects Pipeline and Penetration to New Markets – Eco Wave Power entered an memorandum of understanding with the Port of Pecem in Brazil for the joint exploration and pre-feasibility studies for a potential wave energy project of up to 9MW in the port. In addition, Eco Wave Power was selected to participate in Rising UP in Spain, a soft-landing and acceleration initiative by the Spanish governmental organization ICEX Invest in Spain, and in Global Tech Connect UK Cleantech Bootcamp. The programs are a unique opportunity for Eco Wave Power to establish partnerships and grow in Spain and the UK, two of the world’s most attractive markets for wave energy.

●	Grants – Eco Wave Power received three grant approval notices during the month of June, with the first being a 178,500 Euro grant from the European Union (“EU”) as part of the ILIAD Consortium. The ILIAD Consortium which has been awarded €17 million by the EU as part of the €1 billion European Green Deal, is comprised of 56 partners from 18 different countries in Europe, the Middle East and North Africa and will develop, operate, and demonstrate the ILIAD Digital Twin of the Ocean (DTO).

The second grant was awarded to Eco Wave Power and the Queen Mary University of London (QMUL) by the Wohl Clean Growth Alliance, with the goal of promoting and facilitating the establishment of a long-term research collaboration between Professor Guang Li and Dr. Kamyar Mehran from QMUL, and Eco Wave Power’s engineering team.

The third grant was approved for Eco Wave Power Gibraltar, a subsidiary of Eco Wave Power, by Innovate UK – the UK’s innovation agency. A grant budget of 296,787 GBP was apprpved as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, to be executed in collaboration with the UK Queen Mary University of London (QMUL), the Asian Institute of Technology (AIT), and the Provincial Electricity Authority (PEA) of Thailand. The grant funding will be divided among the parties in accordance with each party’s contribution to the project, and Eco Wave Power will be granted 103,993 GBP (approximately SEK1,229,446), and will contribute additional 44,569 GBP (approximately SEK 526,912).

●	Name Change - EWPG Holding AB announced a name change to "Eco Wave Power Global", in order to better reflect the Eco Wave Power brand. The name change was approved by the company’s shareholders at an extraordinary general meeting held on May 31, 2021.

~~●~~	Media Coverage & Recognition - Eco Wave Power and its’ innovative technology were featured in The Daily Climate Show, a new series by Sky News which investigates how global warming is changing our landscapes and impacting our lives. In addition, Inna Braverman, Founder and CEO of Eco Wave Power participated in an industry roundtable discussion session at the Qatar Economic Forum, powered by Bloomberg. The Forum hosted leading speakers including: The Rt. Hon. Boris Johnson MP-Prime Minister of the United Kingdom, Steven T. Mnuchin- 77th Secretary of the Treasury of The United States of America, David Beckham, Börje Ekholm- President and CEO of Ericsson Group, Ruth Porat- Chief Financial Officer of Alphabet Inc. and Google LLC, Patrick Pouyanné- Chairman and CEO of Total Energies SE and other business leaders, heads of state, and policy innovators.

Significant events after the reporting date

●	On July 6, 2021, Eco Wave Power Global AB (publ) (Nasdaq US: WAVE; Nasdaq First North: ECOWVE) (“EWPG” or the “Company”) announced the closing of its underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq US”) on July 1, 2021.

EWPG granted A.G.P./Alliance Global Partners (“AGP”), the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately $9.2 million, before deducting underwriting discounts, commissions and other offering expenses, including the exercise of the over-allotment option. Net proceeds were approximately $7.8 million. The financial effect of the IPO is not reflected in this interim report as they occurred after the reporting date.

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●	Projects Pipeline and Penetration to New Markets - On August 17, 2021 Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases. According to the terms of the agreement, Eco Wave Power will immediately begin the procurement and deployment of wave measuring systems to collect extended wave data, in one to three potential locations at the Navy bases, while the Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, Eco Wave Power will share the information collected with the Navy, which, in turn, will test the applicability of the technology in line with the prevailing waves in the selected sites. Then, Eco Wave Power and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, the Navy and Eco Wave Power will use their best efforts to work towards the next step of the collaboration, which is the potential deployment of the Eco Wave Power technology for the production of clean electricity for the Navy bases.

●	Portugal - On August 19, 2021 Eco Wave Power announced that its Portuguese subsidiary, EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

The 1MW project is planned to be the first stage of the 20MW Concession Agreement entered into with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”) in April 2020, for the potential usage of four locations owned and operated by APDL.

About EcoWave Power Global AB

Eco Wave Power Global AB (publ) (“Eco Wave Power”) is a leading onshore wave energy technology company that has developed a patented, smart, and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves.

EWP is recognized as a “Pioneering Technology” by the Israel’s Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. EWP’s project in Gibraltar has received funding from the European Union Regional Development Fund and from the European Commission’s HORIZON2020 framework program, and the company was recently recognized by the United Nations in receiving the “Climate Action Award”.

Eco Wave Power Global’s common share (ticker: ECOWVE) are traded on Nasdaq First North Growth Market and its ADSs are traded on Nasdaq US (ticker: WAVE). Read more about Eco Wave Power at: www.ecowavepower.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this interim report. We have included our website address in this interim report solely as an inactive textual reference.

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The second quarter of 2021 has been an eventful period for Eco Wave Power Global. In the operational aspect, we have fully completed the breakwater’s cement works for the EWP-EDF One project and have transported the project’s conversion unit to the implementation site.

Currently, the Company is progressing with the production of the floaters and is in the process of installing the hydraulic pipes, building an access platform for the conversion unit, working towards finalizing the grid connection works and performing other necessary works on the land side of the project. Once the wave energy array will be operational and grid connected, it will be the first time in the history of Israel that wave energy will officially connect to the national electric grid.

Whereas, in Portugal the company appointed Pedro Ernesto Ferreira as head of our Portuguese operations, shortly after we announced the incorporation of a subsidiary in Portugal, which commenced the licensing process for first 1MW of the 20MW Concession Agreement entered with APDL in 2020. On August 19, 2021 we were pleased to announce that we received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG).

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

In addition, the Company installed a Spotter Buoy in proximity to Barra do Douro breakwater, with the purpose of collecting wave data for Eco Wave Power’s planned wave energy project in the region.

We have also continued our new-markets penetration strategy with the signing of a memorandum of understanding with the Port of Pecem in Brazil for the joint exploration and pre-feasibility studies for a potential wave energy project of up to 9MW and participating in two accelerator programs: in Spain (Rising UP in Spain) and in the UK (Cleantech Bootcamp 2021).

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Both programs present a unique opportunity to establish partnerships and to grow in two of the world’s most attractive markets for wave energy. Spain has 8,000 km of coastline and set an ambitious target of 74% renewables by 2030, while the UK has over 12,500 km of coastline and a target of reaching net-zero by 2050.

While on August 17, 2021 Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases, which may open a whole new potential market sector for wave power.

In the same time, during this quarter, we were able to reinforce the Company’s capital position, through the winning of three different grants: an EU grant (as part of the ILIAD Consortium, The European Green Deal), a grant from Wohl Clean Growth Alliance and a third grant from Innovate UK. We believe this reinforces the European interest and support for the wave energy sector.

In addition, we have dual listed our Company on the Nasdaq US (where our ADSs trade under ticker symbol: WAVE) and raised 9.2 million USD (around SEK 80 million), before deducting underwriting discounts, commissions and other offering expenses.

The newly raised funds meet most of the near future capital requirements and enable us to accelerate our commercialization plan.

I would like to finalize my letter by welcoming the new shareholders of Eco Wave Power Global, following our listing on Nasdaq US on the first of July, 2021.

Thank you for joining our journey of changing the world, one wave at a time!

Kind Regards,

Inna Braverman

CEO

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Consolidated key figures

	Q2 2021	Q2 2020	H1 2021	H1 2020	2020
Revenue from services (SEK thousand)	0	0	262	0	0
Operating profit (SEK thousand)	-6,330	-2,546	-10,801	-6,689	-16,734
Profit (loss) for the period (SEK thousand)	-6,427	-2,736	-10,422	-7,594	-18,132
Cash and cash equivalents at period end (SEK thousand)	76,963	98,740	76,963	98,740	87,898
Equity ratio at period end (%)	82%	86%	82%	86%	85%
Outstanding shares at period end (million)	35.2	35.2	35.2	35.2	35.2
Outstanding shares on average (million)	35.2	35.2	35.2	35.2	35.2
Profit (loss) for the period per share (SEK)	-0.18	-0.08	-0.3	-0.22	-0.51
Shareholders’ equity per share at period end (SEK)	2.2	2.8	2.2	2.8	2.5
No. of employees on average (FTE)	15	15	15	15	15

Definitions of key figures

KEY FIGURE	DEFINITION
Cash and cash equivalents	Includes cash and cash equivalents and short-term deposits
Equity ratio (%)	Shareholders’ equity divided by total assets at the end of the period.
Profit (loss) for the period per share (SEK)	Profit (loss) for the period in relation to the average number of outstanding shares in the period.
Shareholders’ equity per share (SEK)	Shareholders’ equity in relation to the number of outstanding shares at the end of the period.

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Consolidated statement of loss

SEK thousands (except share and per share data)	Q2 2021	Q2 2020*	H1 2021	H1 2020*	2020
REVENUE FROM SERVICES	-	-	262	-	-
COST OF SERVICES	-	-	-230	-	-
GROSS PROFIT	-	-	32	-	-
OPERATING EXPENSES
RESEARCH AND DEVELOPMENT EXPENSES	-1,637	-477	-2,976	-1,379	-3,365
SALES AND MARKETING EXPENSES	-1,090	-676	-1,845	-1,524	-3,207
GENERAL AND ADMINISTRATIVE EXPENSES	-3,603	-1,393	-6,012	-3,786	-10,162
TOTAL OPERATING EXPENSES	-6,330	-2,546	-10,833	-6,689	-16,734

OPERATING LOSS	-6,330	-2,546	-10,801	-6,689	-16,734
FINANCIAL (EXPENSES) INCOME, NET	-97	-190	379	-905	-1,390
LOSS BEFORE INCOME TAX	-6,427	-2,736	-10,422	-7,594	-18,124
INCOME TAX EXPENSE	-	-	-	-	-8
NET LOSS	-6,427	-2,736	-10,422	-7,594	-18,132

ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	-6,427	-2,736	-10,422	-7,515	-18,053
NON-CONTROLLING INTERESTS	-	-	-	-79	-79
	-6,427	-2,736	-10,422	-7,594	-18,132
		in SEK
LOSS PER COMMON SHARE – BASIC AND DILUTED	-0.18	-0.08	-0.30	-0.22	-0.51

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS
PER COMMON SHARE	35,194,844	35,194,844	35,194,844	35,194,844	35,194,844

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated statement of comprehensive loss

SEK thousands	Q2 2021	Q2 2020*	H1 2021	H1 2020*	2020
LOSS FOR THE PERIOD	-6,427	-2,736	-10,422	-7,594	-18,132
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	-155	45	-469	200	644
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	-6,582	-2,691	-10,891	-7,394	-17,488

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	-6,582	-2,691	-10,891	-7,315	-17,409
NON-CONTROLLING INTERESTS	-	-	-	-79	-79
	-6,582	-2,691	-10,891	-7,394	-17,488

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated statement of financial position

	As of
SEK thousands	June 30, 2021	June 30, 2020	December 31, 2020

Assets
NON-CURRENT ASSETS:
Right-of-use assets, net	1,280	2,228	1,705
Property and equipment, net	10,814	12,166	12,051
Investments accounted for using the equity method	1,277	-	-
TOTAL NON-CURRENT ASSETS	13,371	14,394	13,756

CURRENT ASSETS:
Current receivables	591	854	799
Prepaid expenses and accrued income	3,302	266	970
Restricted short-term bank deposits	569	653	555
Cash and cash equivalents	76,963	98,740	87,898
TOTAL CURRENT ASSETS	81,425	100,513	90,222

TOTAL ASSETS	94,796	114,907	103,978

Equity and liabilities
EQUITY:
Common shares	704	704	704
Share premium	140,788	140,788	140,788
Foreign currency translation reserve	-269	-245	199
Accumulated deficit	-63,715	-42,755	-53,293
Capital and reserves attributable to parent company shareholders	77,508	98,492	88,398
Non-controlling interest	-	-	-
TOTAL EQUITY	77,508	98,492	88,398

NON-CURRENT LIABILITIES:
Lease liabilities, net of current maturities	614	1,486	1,004
Long-term loans from related party, net of current maturities	7,327	7,809	8,700
Long-term loan other, net of current maturities	1,130	1,114	1,093
TOTAL NON-CURRENT LIABILITIES	9,071	10,409	10,797

CURRENT LIABILITIES:
Current maturities of lease liabilities	824	818	786
Current maturities of long-term loans	1,901	1,952	-
Accounts payable and accruals:
Trade	219	1,234	348
Other	4,353	1,538	2,701
Accrued expenses and prepaid income	920	465	948
TOTAL CURRENT LIABILITIES	8,217	6,007	4,783

TOTAL EQUITY AND LIABILITIES	94,796	114,907	103,978

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated statement of changes in equity

SEK thousands	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for company's shareholders	Non- controlling interest	Total
BALANCE AT JANUARY 1, 2020	704	140,788	-445	-35,240	105,807	79	105,886
CHANGES IN THE PERIOD:
Loss	-	-	-	-7,515	-7,515	-79	-7,594
Other comprehensive loss	-	-	200	-	200	-	200
Total comprehensive income for the period	-	-	200	-7,515	-7,315	-79	-7,394
BALANCE AT JUNE 30, 2020*	704	140,788	-245	-42,755	98,492	-	98,492

BALANCE AT JANUARY 1, 2021	704	140,788	199	-53,293	88,398	-	88,398
CHANGES IN THE PERIOD:
Loss	-	-	-	-10,422	-10,422	-	-10,422
Other comprehensive loss	-	-	-468	-	-468	-	-468
Total comprehensive income for the period	-	-	-468	-10,422	-10,890	-	-10,890
BALANCE AT JUNE 30, 2021	704	140,788	-269	-63,715	77,508	-	77,508

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated cash flow statement

SEK thousands	Q2 2021	Q2 2020	H1 2021	H1 2020	2020
CASH FLOWS – OPERATING ACTIVITIES:
Net loss	-6,427	-2,736	-10,422	-7,594	-18,132
Adjustments for:
Depreciation and amortization	519	295	1,034	588	1,137
Interest on loans	113	129	231	272	497
Changes in operating assets and liabilities
(Increase) Decrease in prepaid expenses and other receivables	-1,802	527	-2,110	970	269
Increase (Decrease) in accounts payable and accruals	1,041	-2,701	470	-3,295	-3,133
Net cash used in operating activities	-6,556	-4,485	-10,797	-9,059	-19,362

CASH FLOWS – INVESTING ACTIVITIES:
Investments in short-term deposits	-	52	-	384	436
Purchase of property and equipment	-	-742	-23	-1,107	-1,626
Net cash used in investing activities	-	-690	-23	-723	-1,190

CASH FLOWS - FINANCING ACTIVITIES:
Principal elements of lease payments	-214	-229	-427	-458	-886
Net cash used in financing activities	-214	-229	-427	-458	-886

DECREASE IN CASH AND CASH EQUIVALENTS	-6,770	-5,403	-11,247	-10,240	-21,438

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	83,471	104,328	87,898	109,028	109,026
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	262	-185	312	-48	310
CASH AND CASH EQUIVALENTS - END OF PERIOD	76,963	98,740	76,963	98,740	87,898

Investing activities financing and non-cash
Non-cash investment in a joint venture	-	-	-1,244	-	-

The accompanying notes are an integral part of the consolidated financial statements.

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Parent company statement of loss

SEK thousands	Q2 2021	Q2 2020	H1 2021	H1 2020	2020
OPERATING EXPENSES
SALES AND MARKETING EXPENSES	-135	-74	-235	-101	-405
GENERAL AND ADMINISTRATIVE EXPENSES	-783	76	-1,570	-711	-3,806
TOTAL OPERATING EXPENSES	-918	2	-1,805	-812	-4,211

OPERATING LOSS	-918	2	-1,805	-812	-4,211
FINANCIAL INCOME (EXPENSES), NET	174	-1	323	-2	305
NET LOSS	-744	2	-1,482	-813	-3,906

The accompanying notes are an integral part of the consolidated financial statements.

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Parent company statement of financial position

SEK thousands	June 30, 2021	June 30, 2020	December 31, 2020
Assets
NON-CURRENT ASSETS	577	577	577
CURRENT ASSETS	98,957	103,874	100,258

TOTAL ASSETS	99,534	104,451	100,835

Equity and liabilities
EQUITY	98,227	102,801	99,708
CURRENT LIABILITIES	1,307	1,650	1,127

TOTAL EQUITY AND LIABILITIES	99,534	104,451	100,835

The accompanying notes are an integral part of the consolidated financial statements.

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Notes to the financial reports

1. Accounting standard and basis of accounting

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and in accordance with Swedish Annual Accounts Act. With respect to the Parent Company, this interim report has been prepared in accordance with the Swedish Annual Accounts Act and in compliance with RFR 2, Accounting for Legal Entities. This report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual report for 2020, available on the Company’s website. The same accounting principles and calculation methods have been used in this report as in the annual report.

This interim report has not been reviewed by the Company’s auditors.

2. Correction of errors and reclassification

As of year-end 2020 the Company has made some corrections of errors and reclassifications that have had an effect on the historical numbers that were presented in the Company’s 2020 annual report which was published in Sweden on 28 May, 2021. These corrections are now incorporated in the Q2 2021 interim report. Please refer to Note 3 to the annual report 2020 published in Sweden on 28 May, 2021, for more information.

3. Company information and reporting entity

EWPG Holding AB (publ) (the “Company” or the “Parent Company”) is a Swedish public limited liability company incorporated on March 27, 2019 and registered with the Swedish Companies Registration Office on April 17, 2019. The Company’s shares are traded at Nasdaq First North Growth Market. The Company’s registered office is at Strandvägen 7A, 114 56 Stockholm, Sweden.

4. Establishing of the Group

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through an issue in kind and then became the Parent Company of the newly formed group. At the time of acquisition, the Company had no assets or operations. The purpose of the acquisition was to incorporate the operations according to Swedish law prior to the listing on Nasdaq First North Growth Market in Stockholm. The previous shareholders of Eco Wave Power Ltd. became the majority shareholders of the Company, and the substance of the transaction is therefore that Eco Wave Power Ltd. acquired the Company. Applying the rules in IFRS 3 regarding reverse acquisitions, comparative figures are those of the group for which Eco Wave Power Ltd. is the parent company.

5. Consolidation

The “Group” or “Eco Wave Power” refers to the group for which the Company is the parent company. The Company is the parent company to wholly-owned subsidiary Eco Wave Power Ltd., reg. no. 514593722, a private limited liability company incorporated under the laws of Israel. Eco Wave Power Ltd. is the parent company of the wholly- and partially-owned subsidiaries:

●	Eco Wave Power Australia PTY Ltd., reg. no. 632805353, a private limited liability company incorporated under the laws of Australia. 100% ownership.

●	Eco Wave Power Gibraltar Limited, reg. no. 113264, a private limited liability company incorporated under the laws of Gibraltar. 100% ownership.

●	Eco Wave Power Mexico, reg. no. 507055 a private limited liability company incorporated under the laws of Mexico. 54% ownership. This subsidiary in turn owns 99.99% of Eco Wave Manzanillo I, reg. no. 562840 a private limited liability company incorporated under the laws of Mexico.

●	Suzhou Eco Wave Power Technology Co., Ltd., reg. no. 913205810942967451, a private limited liability company incorporated under the laws of the PRC. 90% ownership.

●	EW PORTUGAL - WAVE ENERGY SOLUTIONS, UNIPESSOAL LDA., NIPC 516138626, a private limited liability company incorporated under the laws of Portugal. 100% ownership.

Eco Wave Power Global AB (publ) | 1H Report 2021	16

Joint venture

Eco Wave Power Ltd. ownes 50% of EDF EWP One Ltd., reg. no. 516065943, a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The aim is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power. During the 6 months period ended June 30, 2021, Eco Wave Power Ltd. has invested SEK 1,244 thousands in EWP EDF One Ltd.

6. Risk Factors

The Group is exposed to several general and company specific risks that can impact operations and the financial performance of the Group. Management works pro-actively to identify, monitor and mitigate identified risks. Below is a non-exhaustive list of risks, which management considers to be material.

●	Immature market for the Company’s products.

●	Sales and marketing efforts.

●	IP rights and R&D.

●	Environmental responsibility for damages.

●	Permits and changes in the regulatory framework.

●	The market price of the Company’s share.

More detailed information about risks and uncertainties is contained under the heading “Risk Factors” in EWPG’s registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

7. Revenue from services

Revenues of SEK 0.26 million (0) from feasibility study services in Asia. The company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions in addition to the company’s WEC technology. These services currently include feasibility studies for potential customers of WEC technology.

8. Contingent liabilities

There has been no change to the group contingent liabilities since 31 December 2020.

9. Events after the reporting period

Changes in the Company’s equity

In July 2021, the Company completed an underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of USD 8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) on July 1, 2021.

The company granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately USD 9.2 million, before deducting underwriting discounts, commissions, and other offering expenses, including the exercise of the over-allotment option. Net proceeds are approximately USD 7.8 million. The financial effect of the IPO is not reflected in this interim report as they occurred after the reporting date.

10. Forward looking statements

In this report, forward-looking statements are based on management’s expectations at the time of the report. Although management considers the expectations to be reasonable, there is no guarantee that these expectations are or will prove to be correct. Accordingly, future outcomes may differ significantly from those expressed in the forward-looking statements due to such factors as changed market conditions for the Group’s services and more general changes in respect of economic, market and competitive conditions, changes in regulatory requirements and other policy measures and fluctuations in exchange rates. The Group does not undertake to update or correct such forward-looking statements, other than what is stipulated in law.

Eco Wave Power Global AB (publ) | 1H Report 2021	17

Other information

The share

The share is listed on Nasdaq First North Stockholm as of July 18, 2019 (short name is ECOWVE and ISIN code is SE0012569663).

As of June 30, 2021, the total number of outstanding shares amounted to 35,194,844.

See also note 9 to the financial statements.

Certified advisor

FNCA Sweden AB is the Company’s Certified Adviser (+46 (0)8 528 00 399, info@fnca.se).

Largest shareholders as of June 30, 2021

As of 30 June 2021, the Company’s shares are owned by 3,502 shareholders. In the table below the Company’s largest shareholders are listed.

SHAREHOLDERS	SHARES/VOTES	PERCENT
David Leb	11,825,902	34%
Inna Braverman	11,750,000	33%
Pirveli Investments Ltd.	1,951,000	6%
Skandia Sverige Hållbar	455,195	1%
Fjärde AP-fonden	525,000	1%
Others	8,687,747	25%
Total	35,194,844	100%

Financial calendar

2020-11-25: Interim report for Jan-Sep 2021

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+972 350 940 17

Aharon Yehuda, CFO

aharon@ecowavepower.com

+972 362 028 07

Eco Wave Power Global AB (publ) | 1H Report 2021	18

Eco Wave Power

Contact

Eco Wave Power Global AB (publ)
Strandvägen 7A, Stockholm, 11456, Sweden
Tel: +46-8-420-026-94 (calls from within Sweden)
Tel: +972-3-509-4017 (calls from outside of Sweden)

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www.ecowavepower.com